Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$39,623	$67,089	$41,037	$31,640	$35,808
Fixed charges	98,024	96,315	92,968	108,271	111,478
Capitalized interest	(589)	(1,419)	(4,555)	(8,312)	(9,743)
Distributions of earnings from unconsolidated affiliates	5,029	4,433	4,180	5,994	4,462
Total earnings	$142,087	$166,418	$133,630	$137,593	$142,005

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$91,838	$87,726	$81,982	$92,858	$93,975
Amortization of deferred financing costs	3,312	3,385	2,760	2,716	2,415
Financing obligations interest expense	849	2,261	2,063	2,918	3,930
Capitalized interest	589	1,419	4,555	8,312	9,743
Interest component of rental expense	1,436	1,524	1,608	1,467	1,415
Total fixed charges	98,024	96,315	92,968	108,271	111,478
Preferred Stock dividends	4,553	6,708	6,708	9,804	13,477
Total fixed charges and Preferred Stock dividends	$102,577	$103,023	$99,676	$118,075	$124,955

Ratio of earnings to fixed charges	1.45	1.73	1.44	1.27	1.27

Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.39	1.62	1.34	1.17	1.14